Exhibit 99.1

Pinduoduo Announces Pricing of Upsized Follow-on Public Offering of American Depositary Shares

February 8, 2019

SHANGHAI, China, Feb. 08, 2019 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ:PDD), an innovative and fast growing “new-ecommerce” platform and one of the leading Chinese e-commerce players, today announced the pricing of an upsized public offering of 40,185,000 American Depositary Shares (“ADSs”), each representing four Class A ordinary shares of the Company, and of 14,815,000 ADSs by several shareholders (the “selling shareholders”), at a public offering price of US$25.00 per ADS. The underwriters will have a 30-day option to purchase up to an aggregate of 8,250,000 additional ADSs from the Company.

The Company expects to use the net proceeds from the proposed offering to enhance and expand its business operations, for research and development, and for general corporate purposes and working capital, including potential strategic investments and acquisitions. The Company will not receive any proceeds from the sale of the ADSs to be offered by the selling shareholders.

Goldman Sachs (Asia) L.L.C., BofA Merrill Lynch, Morgan Stanley, CICC, and China Renaissance will act as the joint bookrunners for the proposed ADS offering.

This offering is being made only by means of a written prospectus forming a part of the effective registration statement. A copy of the prospectus related to this offering may be obtained by contacting Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Prospectus Department (telephone: +1 (866) 471-2526; e-mail: prospectus-ny@ny.email.gs.com), or BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255, Attention: Prospectus Department (e-mail: dg.prospectus requests@baml.com), or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd floor, New York, NY 10014, Attention: Prospectus Department (telephone: +1 (866) 718-1649; email: prospectus@morganstanley.com), or China International Capital Corporation Hong Kong Securities Limited, 28th Floor, 350 Park Avenue, NY 10022, (telephone: +1 (646) 794-8800; email: g prospectus@cicc.com.cn), or China Renaissance Securities (Hong Kong) Limited, Unit 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong (telephone: +852 2287-1600).

Registration statements relating to these securities have been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Pinduoduo

Pinduoduo is an innovative and fast growing “new e-commerce” platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks as an effective and efficient tool for buyer acquisition and engagement.

For more information, please visit http://investor.pinduoduo.com/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

Christensen

In China

Mr. Cristian Arnell

Phone: +86-10-5900-1548

Email: Carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: Ibergkamp@christensenir.com